EXHIBIT 1

RESOLVED, that the stockholders of Anaren, Inc. ("Anaren") request that the Board of Directors approve amendments to Anaren’s certificate of incorporation and bylaws to declassify the Board and thereby require that  all directors stand for election on an annual basis rather than once every three years.

Supporting Statement:

Discovery Group is a long-term investor in Anaren.  Our motivation for this proposal is the chronic undervaluation of Anaren, which we believe is due to the company’s small size combined with a perceived reticence of the Board to consider a takeover by a larger strategic suitor willing to offer shareholders a premium valuation.

Last year, we submitted a proposal to eliminate Anaren’s plurality voting standard in uncontested director elections.  Our proposal received an overwhelming 70% of the votes cast as well as an endorsement from ISS, the leading proxy advisory firm.  The Board acknowledged the shareholder vote and in February 2013 replaced plurality voting with majority voting in future uncontested director elections.  This year’s proposal affords shareholders another opportunity to communicate to the Board a desire for further improvements in governance.

In its 2012 US Voting Manual, ISS states that “directors should be accountable to shareholders on an annual basis.”  ISS argues that “the only real motive for board classification is to make it more difficult to change control of the board.”  ISS also states: “A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control.  Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ board seats are secure.”

There is strong academic research highlighting the negative effects of classified boards.  In the 2002 paper, “The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, & Policy,” the authors, Bebchuk et al., find that a classified board increases the likelihood that the average target will remain independent from 34% to 61%.  In the 2013 paper, “The Myth that Insulating Boards Serves Long-Term Value,” Bebchuk et al. find that “greater insulation is associated with an economically meaningful reduction in industry-adjusted firm value, ROA, sales growth, and net profit margin.”

In the last decade, many companies have moved away from classified boards.  According to Sharkrepellent.net, the number of S&P 500 companies with classified boards has dropped from 60.4% in 1999 to 18.05% in September 2012.  In addition, Georgeson’s 2012 Annual Corporate Governance Review found that during 2012, shareholders voted in favor of board declassification 81% of the time when presented with a declassification proposal.

Annual director elections would increase the accountability of Anaren’s Board and provide an incentive for its directors to proactively pursue all strategic alternatives to unlock shareholder value.  Vote FOR this proposal to communicate to the Board that shareholders should have the right to elect all directors on an annual basis.